Effective at the close of business on July 11, 2003, the Fund acquired the net assets of Evergreen Offit Emerging Markets Bond Fund in a tax-free exchange for Class I shares of the Fund. Shares were issued to Class I shares of Evergreen Offit Emerging Markets Bond Fund at an exchange ratio of 1.21 for Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $4,059,467. The aggregate net assets of the Fund and Evergreen Offit Emerging Markets Bond Fund immediately prior to the acquisition were $404,982,531 and $35,677,970, respectively. The aggregate net assets of the Fund immediately after the acquisition were $440,660,501.

Effective at the close of business on July 11, 2003, the Fund acquired the net assets of Evergreen Offit U.S. Government Securities Fund in a tax-free exchange for Class I shares of the Fund. Shares were issued to Class I shares of Evergreen Offit U.S. Government Securities Fund at an exchange ratio of 1.01 for Class I shares of the Fund. On the same date, the Fund also acquired the net assets of Evergreen Offit Mortgage Securities Fund in a tax-free exchange for Class A and Class I shares of the Fund. Shares were issued to Class A and Class I shares of Evergreen Offit Mortgage Securities Fund at an exchange ratio of
0.98 and 0.98 for Class A and Class I shares, respectively, of the Fund. The aggregate net assets of the Fund immediately prior to the acquisitions were $703,371,196.

The value of net assets acquired, unrealized appreciation acquired and number of shares issued
were as follows:
Value of Net Unrealized Number of
Acquired Fund Assets Acquired Appreciation Shares Issued
Evergreen Offit
U.S. Government
Securities Fund $ 20,074,892 $316,122 1,957,708 Class I
Evergreen Offit
Mortgage Securities
Fund 20,883,515 183,943 20,363 Class A
2,016,188 Class I
The aggregate net assets of the Fund immediately after these acquisitions were $744,329,603.